SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS NEIL SORAHAN AS CFO

Ryanair, Europe's largest passenger airline, today (30 June) announced the appointment of Neil Sorahan as Chief Financial Officer with effect from 1st October 2014.  Neil, who is currently Finance Director will take over from current CFO Howard Millar when he steps down on 31st December 2014.

Neil, who has worked in Ryanair for almost 12 years, joined as Treasurer in 2003, having previously worked in CRH plc for 11 years as Deputy Treasurer.  He was subsequently promoted to Finance Director in June 2006.  In this position he has been operating as Howard Millar's Deputy for the last 8 years and has been a key leader in Ryanair's Finance Department, having actively managed the treasury function, financial reporting, participated in investor roadshows and was recently closely involved in Ryanair's successful debut €850m bond offering.

Speaking today, Ryanair's Michael O'Leary said:

"We are pleased to have a very strong in-house replacement for Howard in his deputy, Neil Sorahan.  Neil has worked with Howard for the past 12 years and has been a key member of the Finance senior management team.  He will work closely with Howard over the next six months to ensure a smooth transition as Howard departs to take up new career challenges.

All of us in Ryanair look forward to working with Neil as he becomes Chief Financial Officer.  He has a hard act to follow, but as we enter into a 5 year period of renewed growth, with new aircraft deliveries starting in September and a rapidly improving customer experience, we all believe that Neil is the right person to fill the void left by Howard."

Ryanair's Howard Millar said:

"I have every confidence in Neil, having recruited and worked closely with him over the last 12 years.  He has been a pivotal member of the Finance senior management team, with a broad range of experience in treasury, financial reporting, taxation, investor relations, and more recently in our successful first bond issue.  I am particularly pleased that the time and effort we have invested in developing a very strong senior management team will ensure there is a smooth transition of the finance function to Neil over the next six months."

For further information
please contact:
                           Robin Kiely                               Joe Carmody
                                    Ryanair Ltd                               Edelman Ireland
                                    Tel: +353-1-9451212              Tel: +353-1-6789333
                                    press@ryanair.com                 ryanair@edelman.com
         Follow us on Twitter: @Ryanair

Neil Sorahan's Biography
Neil Sorahan was appointed Finance Director of Ryanair in June 2006, having previously served as its Group Treasurer from January 2003.  Prior to joining Ryanair, he held various finance and treasury roles at CRH plc, the international building materials group (June 1992 to December 2002).  Neil is a member of the Chartered Institute of Management Accountants (CIMA) and is also a member of the Institute of Chartered Secretaries and Administrators (ICSA).  He is a former board member of the Irish Association of Corporate Treasurers (IACT).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 June, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary